UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996]
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ____________
Commission File Number 1-10269
ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
ALLERGAN, INC.
2525 Dupont Drive
Irvine, California 92612
(Name of issuer of the securities held
pursuant to the plan and the address of its
principal executive office)

4.	ERISA Financial Statements and Schedule and Exhibits:
(a)	Financial Statements and Schedule:

Report of Independent Registered Public Accounting Firm of Lesley, Thomas, Schwarz & Postma, Inc., dated June 21, 2007, on the Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005 and the related Statements of Changes in Net Assets Available for Benefits for the Years Then Ended — Allergan, Inc. Savings and Investment Plan.

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005 — Allergan, Inc. Savings and Investment Plan.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005 — Allergan, Inc. Savings and Investment Plan.

Notes to Financial Statements — Allergan, Inc. Savings and Investment Plan.

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2006 — Allergan, Inc. Savings and Investment Plan.

(b)	Exhibits

Exhibit 23 — Consent of Lesley, Thomas, Schwarz & Postma, Inc.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN
Date: June 27, 2007	By:	/s/ Jeffrey L. Edwards
Jeffrey L. Edwards
Allergan, Inc. Executive Committee

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm
To the Executive Committee of Allergan, Inc.
     We have audited the accompanying statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
     As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
/s/ Lesley, Thomas, Schwarz & Postma, Inc.

Lesley, Thomas, Schwarz & Postma, Inc.
Newport Beach, California
June 21, 2007

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

Investments at fair value (Note 3)	$431,935,120	$368,833,419

Receivables
Participant contributions	1,312	—
Employer contributions	7,814,327	5,244,491

Total receivables	7,815,639	5,244,491

Net assets available for benefits, at fair value	439,750,759	374,077,910

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 1)	840,870	784,715

NET ASSETS AVAILABLE FOR BENEFITS	$440,591,629	$374,862,625

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments (Note 3)	$37,266,978	$40,992,412
Interest	307,511	234,121
Dividends	5,910,296	4,735,541

	43,484,785	45,962,074

Contributions
Employer — match	9,170,167	7,936,800
Employer — retirement	7,404,320	4,911,889
Participant — before tax	22,067,601	17,738,360
Participant — after tax	775,435	778,017
Rollovers	4,878,436	3,530,833

	44,295,959	34,895,899

Total additions to net assets	87,780,744	80,857,973

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	22,387,182	19,611,065
Corrective distributions	1,737	—
Administrative expenses	18,061	16,743

Total deductions from net assets	22,406,980	19,627,808

TRANSFERS FROM ANOTHER PLAN (NOTE 8)	355,240	—

NET INCREASE	65,729,004	61,230,165

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	374,862,625	313,632,460

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$440,591,629	$374,862,625

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
NOTE 1 — DESCRIPTION OF THE PLAN
     The following description of the Allergan, Inc. Savings and Investment Plan (Restated 2005) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     General — The Plan, established on July 26, 1989, is a defined contribution plan sponsored by Allergan, Inc. (the “Company”). The Plan provides for immediate eligibility into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is qualified under the Internal Revenue Code (the “Code”). The administrator for the Plan is the Allergan, Inc. Executive Committee. The trustee for the Plan is JPMorgan Chase Bank.
     Employee Contributions — The Company’s eligible United States employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Code.
     The Company’s eligible Puerto Rico employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Puerto Rico Internal Revenue Code.
     Effective December 15, 2006, participant contributions may be invested in the Allergan, Inc. Common Stock Fund, American Century Stable Asset Fund, Western Asset Core Plus Bond Portfolio Fund, Dodge & Cox Balanced Fund, Hotchkis and Wiley Large Cap Value Fund, American Century Income and Growth Fund, Barclays Global Inv S&P 500 Equity Index Fund, Janus Risk Managed Growth Fund, American Century Small Cap Value Fund, Artisan Small Cap Fund, American Funds New Perspective Fund, American Funds EuroPacific Growth Fund, or any combination of the 12 funds at the participant’s discretion. Additionally, certain assets are invested in the Advanced Medical Optics, Inc. Common Stock Fund, although new allocations are not permitted and have not been made to that fund since June 29, 2002. Employer matching contributions are made in Allergan, Inc. common stock which is invested in the Allergan, Inc. Common Stock Fund. Participants who are over 55 can, however, elect to direct their employer matching contributions into any of the 12 investment funds. All participants can elect at any time to diversify their employer matching contributions in the Allergan, Inc. Common Stock Fund into any of the other 11 investment funds, subject to the Company’s insider trading policy.
     Prior to December 15, 2006, participant contributions could be invested in the Allergan, Inc. Common Stock Fund, American Century Stable Asset Fund, Western Asset Core Plus Bond Portfolio Fund, Dodge & Cox Balanced Fund, Hotchkis and Wiley Large Cap Value Fund, American Century Income and Growth Fund, Barclays Global Inv S&P 500 Equity Index Fund, American Century Ultra Fund, American Century Small Cap Value Fund, Artisan Small Cap Fund, American Funds New Perspective Fund, and American Funds EuroPacific Growth Fund, or any combination of the 12 funds at the participant’s discretion.

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
     Certain limitations imposed by the Code may have the effect of reducing the level of contributions initially selected by participants who fall within the classification of “highly compensated employees” as defined in the Code.
     Employer Matching Contributions — The Company contributed an amount equal to 100% of each employee’s contribution up to 4% of defined compensation for the years ended December 31, 2006 and 2005.
     Employer Retirement Contributions — Effective January 1, 2003, the Company makes an annual contribution equal to 5% of each participant’s defined compensation if they are eligible for the Retirement Contribution Feature of the Plan, have completed at least six months of service, and are employed on the last business day of the year.
     Investment Options — Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.
     Participant Accounts — Each participant’s account is credited for the participant’s contributions, employer match and employer retirement contributions and allocations of fund earnings and charged with an allocation of administrative expenses and fund losses. The earnings and losses of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc., which is allocated based upon the number of shares held in the individual accounts of participants.
     Participant Loans Receivable — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding retirement contributions. Loan terms range from one to five years or, for the purchase of a primary residence, up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.
     Vesting and Forfeitures — Participant contributions are fully vested at all times. Participants forfeit their share of employer matching contributions if they terminate their employment before completing three years of service with the Company. Employer retirement contributions vest on a graduated basis. After completing one year of service, the participant is 20% vested, and vesting increases 20% each year thereafter until fully vested at the end of the fifth year of service. Forfeitures are used by the Company to offset future employer contribution requirements and to reinstate rehired employee accounts. During the Plan years ended December 31, 2006 and 2005, $1,308,345 and $563,340, respectively, of forfeitures were used to offset contributions. At December 31, 2006 and 2005, unutilized forfeitures totaled $246,008 and $189,081, respectively.

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
     Payment of Benefits — Participants may withdraw their employee “after-tax” and rollover contributions at any time. Vested employer matching contributions can also be withdrawn at any time providing they were credited at least two years prior to withdrawal or in the case of a financial hardship. Withdrawals of employee “after-tax” contributions and employer matching contributions during employment may cause the participant to become ineligible to receive certain employer matching contributions and be suspended from contributing to the Plan for a period of six months following the withdrawal.
     Prior to age 59-1/2, employee “before-tax” contributions may be withdrawn in the event of financial hardship, after the withdrawal of the value of employee “after-tax” contributions and employer matching contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of six months following the withdrawal for U.S. employees and 12 months for Puerto Rico employees. Hardship withdrawals of employer retirement contributions are not permitted.
     Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 59-1/2 (if fully vested), permanent and total disability, or death. Under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc. or Advanced Medical Optics, Inc.) or may elect partial distributions. If the participant’s account value is $5,000 or more, withdrawals may be postponed until as late as attaining age 70-1/2. After death, payment is in the form of a lump sum to the designated beneficiary.
     New Accounting Pronouncements — As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts, and the Statement of Changes in Net Assets Available for Benefits to be prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is the Plan’s fiscal year 2008. The Plan has not evaluated the potential impact of adopting SFAS 157 on its financial statements.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participants’ accounts.
     Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
     Investment Valuation and Income Recognition — Investments are stated at fair value. The fair value of Allergan, Inc. and Advanced Medical Optics, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the Western Asset Core Plus Bond Portfolio Fund, Dodge & Cox Balanced Fund, Hotchkis and Wiley Large Cap Value Fund, American Century Income and Growth Fund, Barclays Global Inv S&P 500 Equity Index Fund, American Century Ultra Fund, American Century Small Cap Value Fund, Artisan Small Cap Fund, American Funds New Perspective Fund, American Funds EuroPacific Growth Fund, Janus Risk Managed Growth Fund, and Fidelity Advisor Stable Value Fund are based upon quotations of each fund’s net asset value obtained from the National Association of Security Dealers Automated Quotations (NASDAQ). The fair value of the American Century Stable Asset Fund is based upon the net asset value reported by the fund. Participant loans are valued at cost which the plan sponsor has estimated approximate fair value.
     Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.
     The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
     Interest Bearing Cash and Cash Equivalents — Interest bearing cash and cash equivalents represent amounts invested in JPMorgan Chase Bank, which consist of highly liquid short-term investments.
     Contribution Funding — The participant deferrals and employer matching contributions are funded on a consistent basis following the issuance of each Company payroll. Employer retirement contributions are funded on an annual basis.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Non-Discrimination for Employee and Employer Contributions — The Plan, as required by the Code, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions which are refunded within two and one-half months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.
     Non-Distributed Benefits — The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.
     Continuation of the Plan — The Company anticipates and believes the Plan will continue without interruption, but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and non-forfeitable without regard to the years of service of such participants.
     Administrative Expenses — Expenses incurred in the administration and operation of the Plan are paid by the Plan. Certain administrative expenses of the Plan are paid by the Company.

NOTE 3 — INVESTMENTS
     The following table presents the fair value of investments. Investments that represent five percent or more of the Plan’s net assets at December 31, 2006 and 2005 are separately identified.

	December 31, 2006
	Number of Shares,
	Units or Principal
	Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices
Common Stock:
Allergan, Inc. *	1,150,524	$137,763,746
Advanced Medical Optics, Inc.	164,244	5,781,382

Total common stock		143,545,128

Mutual Funds:
Dodge & Cox Balanced Fund *	768,733	66,944,289
American Century Income and Growth Fund *	1,249,701	41,717,513
Barclays Global Inv S&P 500 Equity Index Fund	250,933	10,945,712
American Funds New Perspective Fund *	970,908	30,831,548
American Funds EuroPacific Growth Fund	455,689	21,216,885
Artisan Small Cap Fund	582,104	10,594,285
American Century Small Cap Value Fund	2,099,371	20,490,345
Hotchkis and Wiley Large Cap Value Fund	535,328	13,538,437
Western Asset Core Plus Bond Portfolio Fund	358,932	3,783,148
Janus Risk Managed Growth Fund	134,476	18,776,034
Fidelity Advisor Stable Value Fund	355,240	355,240

Total mutual funds		239,193,436

At fair value as reported by the fund:
Common/Collective Trusts:
American Century Stable Asset Fund *	44,746,069	44,746,069

Investments at estimated fair value:
Participant loans		4,450,088
Interest bearing cash and cash equivalents		399

Total investments		$431,935,120

*	Investments that represent five percent or more of the Plan’s net assets.

NOTE 3 — INVESTMENTS (CONTINUED)

	December 31, 2005
	Number of Shares,
	Units or Principal
	Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices
Common Stock:
Allergan, Inc. *	1,097,243	$118,458,326
Advanced Medical Optics, Inc.	180,078	7,527,268

Total common stock		125,985,594

Mutual Funds:
Dodge & Cox Balanced Fund *	647,012	52,638,354
American Century Income and Growth Fund *	1,236,636	37,520,058
Barclays Global Inv S&P 500 Equity Index Fund	214,612	8,093,008
American Century Ultra Fund *	680,603	20,697,756
American Funds New Perspective Fund *	856,726	24,520,057
American Funds EuroPacific Growth Fund	309,843	12,731,469
Artisan Small Cap Fund	562,774	9,769,759
American Century Small Cap Value Fund	1,827,513	17,635,496
Hotchkis and Wiley Large Cap Value Fund	416,933	9,760,404
Western Asset Core Plus Bond Portfolio Fund	202,505	2,099,980

Total mutual funds		195,466,341

At fair value as reported by the fund:
Common/Collective Trusts:
American Century Stable Asset Fund *	43,087,097	43,087,097

Investments at estimated fair value:
Participant loans		4,289,979
Interest bearing cash and cash equivalents		4,408

Total investments		$368,833,419

*	Investments that represent five percent or more of the Plan’s net asset.

NOTE 3 — INVESTMENTS (CONTINUED)
     The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated in value during the years ended December 31, 2006 and 2005. A summary of the change in fair value of investments is as follows:

	2006	2005

Common stock	$12,596,415	$31,490,077
Mutual funds	24,670,563	9,502,335

	$37,266,978	$40,992,412

NOTE 4 — INCOME TAX STATUS
     The Plan obtained its latest determination letter on July 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of Internal Revenue Code and constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).
NOTE 5 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
     The Plan allows participants to purchase employer securities. As of December 31, 2006 and 2005, the Plan held 1,150,524 and 1,097,243 shares, respectively, of Allergan, Inc. common stock.
     Certain Plan investments are invested in mutual funds that are managed by an affiliate of JPMorgan Chase Bank, the trustee, and therefore, these transactions qualify as party-in-interest transactions for which there is a statutory exemption.
NOTE 6 — RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in mutual funds, common and collective trusts, common stock and cash and cash equivalents. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 7 — CONCENTRATIONS
     Investments in the common stock of Allergan, Inc. comprised approximately 32% of the Plan’s total investments as of December 31, 2006 and 2005, respectively.
NOTE 8 — CORPORATE MERGER
     The Company acquired Inamed Corporation (Inamed) during 2006. However, employees of Inamed continued to be participants in the Inamed Corporation Retirement Savings Plan (the “Inamed Plan”) through December 31, 2006. Effective January 1, 2007, the participants in the Inamed Plan were enrolled into the Plan and the assets from the Inamed Plan were transferred into the Plan.
     One of the investment funds from the Inamed Plan, the Fidelity Advisor Stable Value Fund, transferred its assets into the Plan on December 29, 2006. The amount of the fund, $355,240, is reflected in these financial statements as transfers from another plan. The remaining assets of the Inamed Plan, approximately $26 million, were transferred into the Plan in January 2007.
NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2006
Net assets available for benefits per the financial statements	$440,591,629
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	(840,870)

Net assets available for benefits per the Form 5500	$439,750,759

     The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31,
2006
Total investment income per the financial statements	$43,484,785
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	(840,870)

Total investment income per the Form 5500	$42,643,915

SUPPLEMENTAL SCHEDULE

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
SCHEDULE H, LINE 4i
EMPLOYER ID NUMBER 95-1622442, PLAN NUMBER 002
DECEMBER 31, 2006

		(c)
	(b)	Description of Investment
	Identity of Issue	Including Maturity Date,		(e)
	Borrower	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

*	Allergan, Inc.	Common Stock, 1,150,524 shares	**	$137,763,746

	Advanced Medical Optics, Inc.	Common Stock, 164,244 shares	**	5,781,382

*	American Century Stable Asset Fund	Common/Collective Trust, 44,746,069 shares	**	44,746,069

	Dodge & Cox Balanced Fund	Mutual Fund, 768,733 shares	**	66,944,289

*	American Century Income and Growth Fund	Mutual Fund, 1,249,701 shares	**	41,717,513

	Barclays Global Inv S&P 500 Equity Index
	Fund	Mutual Fund, 250,933 shares	**	10,945,712

	American Funds New Perspective Fund	Mutual Fund, 970,908 shares	**	30,831,548

	American Funds EuroPacific Growth Fund	Mutual Fund, 455,689 shares	**	21,216,885

	Artisan Small Cap Fund	Mutual Fund, 582,104 shares	**	10,594,285

*	American Century Small Cap Value Fund	Mutual Fund, 2,099,371 shares	**	20,490,345

	Hotchkis and Wiley Large Cap Value Fund	Mutual Fund, 535,328 shares	**	13,538,437

	Western Asset Core Plus Bond Portfolio Fund	Mutual Fund, 358,932 shares	**	3,783,148

	Janus Risk Managed Growth Fund	Mutual Fund, 134,476 shares	**	18,776,034

	Fidelity Advisor Stable Value Fund	Mutual Fund, 355,240 shares	**	355,240

*	Participant loans	Interest rates ranging from 5% to 10.5%	$ 0	4,450,088

*	JPMorgan Chase Bank	Money Market, 399 units	**	399

			$ 0	$431,935,120

* Party-in interest
** Historical cost information is not required for participant directed investment funds
See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

Exhibit Index

Exhibit No.	Description
Exhibit 23	Consent of Lesley, Thomas, Schwarz & Postma, Inc.